Exhibit 99.1

Itaú Corpbanca Files Material Event Notice to Summoning to Annual General Shareholders’ Meeting

SANTIAGO, Chile, February 22, 2023 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed a Material Event Notice with the Chilean Commission for the Financial Market reporting that Itaú Corpbanca scheduled the annual general shareholders’ meeting for April 20, 2023.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl